Exhibit 99.1

MEDIGUS TO PRESENT AT CANACCORD GENUITY MEDICAL
TECHNOLOGY AND DIAGNOSTICS FORUM

OMER, Israel, November 9, 2015 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today that Chris Rowland, CEO, and Gilad Mamlok, CFO, will present at the Canaccord Genuity Medical Technology and Diagnostics Forum on Thursday, November 19 at 11:40 a.m. ET. The conference will be held at the Westin Grand Central in New York City.

A live webcast of the presentation will be available to the public at http://wsw.com/webcast/canaccord20/mdgs. The webcast will be archived for 90 days following the live presentation. Medigus management will be available during the conference on November 19 for one-on-one meetings. To schedule a meeting, please contact your Canaccord Genuity representative or Miri Segal at msegal@ms-ir.com.

About Canaccord Genuity Group Inc.
Through its principal subsidiaries, Canaccord Genuity Group Inc. (the “Company”) is a leading independent, full-service financial services firm, with operations in two principal segments of the securities industry: wealth management and capital markets.  Since its establishment in 1950, the Company has been driven by an unwavering commitment to building lasting client relationships. We achieve this by generating value for our individual, institutional and corporate clients through comprehensive investment solutions, brokerage services and investment banking services.  The Company has offices in 10 countries worldwide, including Wealth Management offices located in Canada, Australia, the UK, Guernsey, Jersey, and the Isle of Man.  Canaccord Genuity, the international capital markets division, operates in Canada, the US, the UK, France, Ireland, Hong Kong, China, Singapore, Australia and Barbados.  Canaccord Genuity Group Inc. is publicly traded under the symbol CF on the TSX and the symbol CF. on the London Stock Exchange.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

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INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

MEDIA CONTACT:
Chantal Beaudry / Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com